Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 11, 2011 in connection with their beneficial ownership of Electronics for Imaging, Inc. Each of Columbia Seligman Communications & Information Fund, Inc. , Seligman Spectrum Focus Fund, Inc. and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
Wade M. Voigt
Director — Fund Administration
Columbia Seligman Communications & Information Fund, Inc.

By:	/s/ Scott R. Plummer
Scott R. Plummer
	Title:	Senior Vice President, Secretary and Chief Legal Officer

Seligman Tech Spectrum Fund, Inc.
By:	/s/ Scott R. Plummer
Scott R. Plummer
General Counsel

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer